UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires:February 28, 2009 Estimated average burden hours per response ………….14.5
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
AMR Corporation
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
001765106
(CUSIP Number)
Hannes Smarason, Chief Executive Officer FL Group hf. Sudurlandsbraut 12 108 Reykjavik Iceland
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September __, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 001765866
1. Names of Reporting Persons.
FL Group hf.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Iceland

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 22,658,000
8. Shared Voting Power
9. Sole Dispositive Power 22,658,000
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 22,658,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 9.1%
14. Type of Reporting Person (See Instructions) IV

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of the Common Stock, par value $1.00 per share (the “Common Stock”) of AMR Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4333 Amon Carter Boulevard, Fort Worth, Texas 76155.

Item 2.	Identity and Background

(a)-(c); (f)                      The reporting person is:  FL Group hf  (the “Reporting Person”), an Icelandic corporation; its business address is: Sudurlandsbraut 12 108 Reykjavik Iceland.  The Reporting Person is a privately-held international investment company which invests in both public and private companies.

The name, address and principal occupation of each of the Reporting Person’s executive officers and of each member of the Reporting Person’s Board of Directors are set forth in Schedule A hereto.

(d)           During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the Reporting Person’s executive officers or directors have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), except as follows:

On May 3, 2007, the District Court of Reykjavik ruled that Mr. Jon Asgeir Johannesson, Chairman of the Board of Directors of the Reporting Person, had violated Article 158 of the Icelandic Penal Code which prohibits incorrect statements in a legally required document.  The conviction relates to an incorrect interim financial statement of Baugur Group hf. submitted to a stock exchange.  Mr. Johannesson received a suspended sentence of three months imprisonment.  Previously, both the District Court of Reykjavik and the Supreme Court of Iceland had dismissed the charges against Mr. Johannesson.  Mr. Johannesson vigorously maintains his innocence and this matter is currently the subject of an appeal to the Supreme Court of Iceland.

(e)           During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the Reporting Person’s executive officers or directors have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding,  was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used by the Reporting Person to purchase the shares of Common Stock reported herein as beneficially owned by the Reporting Person was the Reporting Person’s working capital.

Item 4.	Purpose of Transaction

The Reporting Person purchased the Shares for investment purposes.  The Reporting Person intends to evaluate from time to time its goals and objectives, other business and investment opportunities available to it, and general economic, market and other conditions, as well as the Issuer's business operations and prospects and the price and availability of shares of Common Stock.  Based on such evaluations, the Reporting Person may determine at any time to acquire additional shares of Common Stock or sell or otherwise dispose of some or all of the shares which the Reporting Person holds.

On September 25, 2007, the Reporting Person sent a letter to the Board of Directors of the Issuer (the “Board Letter”) strongly urging the Issuer to promptly consider strategic alternatives that would significantly increase shareholder value.  On September 27, 2007, the Reporting Person issued a press release announcing that it had sent the Board Letter to the Board of Directors of the Issuer; the text of the Board letter is attached to the press release.  A copy of the press release, together with the Board Letter, appears as Exhibit 1 to this Schedule 13D.  In the Board Letter, the Reporting Person proposed that shareholder value be generated by unbundling the Issuer’s ancillary business units.  Specifically, the Reporting Person proposed that the Issuer partially spin off its AAdvantage Frequent Flyer program.  The Reporting Person also urged the Issuer to make available to investors more information regarding the financial performance of its various business units.

In a media interview on September 26, 2007, Hannes Samarson, Chief Executive Officer of the Reporting Person, specified that the Issuer should consider unbundling its aircraft maintenance and repair unit and its American Eagle regional airline.

The Reporting Person may seek to engage in discussions with the management of the Issuer or other shareholders of the Issuer concerning the subject matter of the Board Letter or otherwise concerning the Issuer or its business or operations.  Such discussions may relate to any one or more of the transactions specified below in clauses (a) through (j) of this Item 4.

Except as described above, the Reporting Person has no plans or proposals which relate to or would result in:

 (a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

 (b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

 (c)           A sale or transfer of a material amount of assets of the Issuer;

 (d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e)           Any material change in the present capitalization or dividend policy of the Issuer;

 (f)           Any other material change in the Issuer's business or corporate structure;

 (g)           Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

 (h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person is the beneficial owner of  22,658,000 shares of Common Stock, representing approximately 9.1% of the shares of the Common Stock outstanding (based on 247,877,466 shares of Common Stock outstanding on July 20, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).  Of the 22,658,000 shares, 20,458,000 shares are held by the Reporting Person’s wholly-owned subsidiary, FL Group Holding Netherlands B.V.  In addition, through swap transactions executed during September 2007 under a Master Agreement dated as of December 4, 2006, with Morgan Stanley & Co. International plc, the Reporting Person beneficially owns 2,200,000 shares of Common Stock.

In the Board Letter (which was attached to the press release dated September 27, 2007, referred to in Item 4, above), the Reporting Person stated that it owned 8.25% of the Issuer’s outstanding shares of Common Stock.  This percentage reflects only the shares owned directly by the Reporting Person (or a wholly-owned subsidiary); the additional 0.8% reported herein as beneficially owned by the Reporting Person relate to swap transactions effected by the Reporting Person during September 2007, as described in Schedule 2 hereto.

(b)           The Reporting Person has sole voting and dispositive power over the Shares.

(c)           Certain information regarding transactions in shares of the Common Stock effected by the Reporting Person within the last 60 days is set forth in Schedule 2 to this Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Master Agreement referred to above in Item 5(a) and agreements relating to individual swap transactions effected under the Master Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Person or to the best of the Reporting Person's knowledge, any of executive officers or directors of the Reporting Person, and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. (Information regarding certain of the terms of the Master Agreement and related swap agreements will be provided by amendment to this Schedule 13D.)

Item 7.	Material to Be Filed as Exhibits*

Exhibit 1 – Press release dated September 27, 2007.

_____
* Exhibits relating to the swap agreement to be filed, as required, by amendment to this Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2007

FL GROUP hf.

By:_____________________________
Name:
Title:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF FL GROUP hf.

The name, citizenship and present principal occupation or employment of each of the directors and executive officers of FL Reporting Person are set forth below.  Unless otherwise indicated, the business address of each individual is FL Group hf., Sudurlandsbraut 12, 108 Reykjavik, Iceland.

Name	Position with FL Group hf. and (if different) Principal Occupation	Business Address	Citizenship
Executive Officers

Hannes Smarason[1]	Chief Executive Officer		Iceland

Jon Sigurdsson	Deputy Chief Executive Officer	(a)	Iceland
(c)
Benedikt Gíslason	Managing Director of Capital Markets	(d)	Iceland
(f)
Sveinbjörn Indriðason	Chief Financial Officer	(g)	Iceland
(i)
Directors

Jon Asgeir Johannesson	Chairman of the Board of Directors Executive Chairman, Baugur Group hf. (privately-held international investment firm)	Baugur Group Tungotu 6 101 Reykjavik, Iceland	Iceland

Thorsteinn M. Jonsson	Vice-chairman of the Board of Directors Chief Executive Officer, Vilfilfell hf. (The Coca-Cola Bottling Company of Iceland)	Laufasvegi 73 101 Reykjavik, Iceland	Iceland

Magnus Armann	Director Private Investor	Laufasvegur 69 101 Reykjavik, Iceland	Iceland

Skarphedinn Berg Steinarsson	Director Chief Executive Officer, Fasteignafelagid Stodir hf. (privately-held real estate investment company)	Fasteignafelagio Stooir hf. Kringlunni 4-12 103 Reykjavik, Iceland	Iceland

______________
1  Mr. Smarason is the largest shareholder of the Reporting Person, owning 20.8% of the outstanding shares of Common Stock of the Reporting Person.

Smaris Sigurdsson	Director Investment Director, Primus Ltd. (a privately-held international investment company owned by Mr. Smarason)	Sioumuli 24-26 105 Reykjavik, Iceland	Iceland

Jon Kristjansson	Director Chairman of the Board, Sund ehf. (privately-held investment firm)	Kringlunni 4-6 103 Reykjavik, Iceland	Iceland

Paul Richmond Davidson	Director Partner, West Coast Capital (privately-held international investment firm)	West Coast Capitol Marathon Hotel Olympic Business Park Drybridge Road Dundonald, Ayrshire Scotland KA2 9AE	Iceland

SCHEDULE 2

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

The following table sets forth all transactions that were effected during the past sixty (60) days in shares of Common Stock by the Reporting Person.  Each transaction was a purchase effected in the open market through a broker-dealer.

Transaction Date	Number of Shares	Type of Transaction	Price Per Share

August 16, 2007	200,000 [1]	Purchase	21.8592

September 7, 2007	200,000	Swap	21.9423

September 7, 2007	500,000	Swap	24.1138

September 7, 2007	600,000	Swap	23.3324

September 10, 2007	600,000	Swap	23.0680

September 25, 2007	300,000	Swap	20.8277

1  These shares were the subject of the swap transaction subsequently effected on September 7, 2007.

EXHIBIT A
September 27, 2007
An FL Group Announcement

FL Group urges American Airlines to consider all options to enhance shareholder value
– Proposes spin-off of the AAdvantage Frequent Flyer program –

Reykjavik, Iceland, September 27, 2007 – FL Group, one of American Airlines’ largest shareholders, wrote to the Board of Directors of AMR Corporation (NYSE: AMR) on Tuesday urging the company to immediately consider strategic alternatives that would significantly increase shareholder value.  These include the separation of American Airlines’ frequent flyer loyalty program, AAdvantage, the world’s oldest and largest frequent flyer program, from the main business.

AMR’s share price has fallen almost 50% since January 2007, costing AMR shareholders close to $5 billion.  While the industry environment remains challenging for all airline companies, FL Group believes that opportunities remain to unlock shareholder value and that the AMR management team and board of directors should actively pursue all such opportunities.  Simply blaming high fuel costs and investor sentiment is not a sufficient response.

AMR’s structure as a fully integrated legacy carrier and the lack of detailed financial information provided by the company on its various business units mean that the profitability of each individual business unit is not clearly understood by investors.  Based on publicly available information, FL Group has performed a conservative analysis of AMR’s business units and believes there is significant hidden shareholder value to be unlocked.  In particular, FL Group believes that unbundling AMR's AAdvantage ("AAD") Frequent Flyer program could increase shareholder value by more than $4 billion.

FL Group CEO Hannes Smárason commented: “FL Group has significant experience in the airline sector and strongly believes that there are strategic alternatives which should be considered to increase shareholder value.  After taking a close look at the company over an extended period of time, our suggestions include monetizing assets, such as AAdvantage, that can be used to reduce debt or return capital to shareholders.  We believe that there is no time to lose given the recent developments in the market place.”

The full text of the letter is attached below.

About FL Group

FL Group is an international investment company focusing on two areas of investment. The majority of its operations are run through the Private Equity and Strategic Investment division which can take stakes in listed and private companies as well as lead private equity buy-outs. The Capital Markets division is a proprietary trading desk focused on taking short-term positions, primarily in equities, bonds and currencies.

With its head office in Reykjavik and offices in London and Copenhagen, FL Group invests in companies worldwide, with a special focus on Europe. FL Group is listed on the OMX Nordic Exchange in Reykjavik (OMX: FL). At the end of the second quarter 2007, FL Group’s total assets amounted to ISK 319.6 billion (US$ 5.1 billion). Its market capitalization at the end of August 2007 was ISK 208 billion (US$ 3.4 billion).  More information is available on www.flgroup.is

In the airline industry, FL Group has made a series of successful investments including the acquisition of Sterling Airlines, Scandinavia’s largest low-cost airline. Sterling is now a part of Northern Travel Holding, a major Scandinavian travel group formed in January 2007 where FL Group has a 32% share.  FL Group has also built a 23% stake in Finnair, the Finnish Flag Carrier.  FL Group is the former sole owner of Icelandair, the Icelandic Flag Carrier, and a former owner of a 16.9% stake in easyJet, one of Europe’s largest low-cost airlines.

Media enquiries:

FL Group
Kristjan Kristjansson
Director Corp. Communications
Tel: +354 591 4400 / 354 899 9352

New York
Michael Buckley / Stan Neve
Tel: +1 212 333-3810

London
Anita Scott / Elena Shalneva
Tel: +44 20 7404 5959

FULL TEXT OF SEPTEMBER LETTER FROM FL GROUP TO BOARD OF DIRECTORS OF AMR/AMERICAN AIRLINES

The Board of Directors
AMR Corporation
4333 Amon Carter Boulevard
Fort Worth, TX 76155

Attention:  Gerald J. Arpey
Chairman, President and CEO AMR Corporation/American Airlines

VIA EMAIL AND OVERNIGHT DELIVERY

Reykjavik, September 25, 2007

Ladies and Gentlemen,

As you are undoubtedly aware, FL Group is one of the largest shareholders of AMR Corporation, currently holding 8.25% of the company’s outstanding common shares.  FL Group is also a highly experienced player in the airline industry, with a strong track record of value creation in the sector through its investments in easyJet, Sterling Airlines, Icelandair and Finnair.  We generally hesitate from approaching the board of directors regarding value creation strategies, preferring to speak directly with management.  However, subsequent to our conversations with members of the AMR management team, we are not aware of any specific plans that management may have to enhance shareholder value.  This, when taken with the company’s recent disappointing and surprising earnings guidance, has meant that we now feel compelled to write to you directly.

A Time to Act

AMR’s share price has dropped some 50% since January 19th 2007.  Given the close to $5 billion this has cost AMR shareholders, we believe serious consideration of strategic alternatives is long overdue.  Instead of blaming the company’s poor share price performance on external factors such as “fuel prices” and “intense competition,” we believe that it is now time for AMR to act.  We therefore urge AMR’s management and Board of Directors to consider all options to enhance shareholder value and outline a clear path forward for value creation.

The Problem

AMR’s structure as a fully integrated legacy carrier means that the profitability of its individual business units is not easily understood by investors and analysts.  AMR holds different businesses that are less cyclical and have more favorable growth prospects than a pure aviation play, but its share price remains saddled with a blended valuation multiple that fails to capture those growth prospects.  The fact that AMR does not disclose detailed financial information on its various business units results in difficulty capturing individual unit value and likely exacerbates the pure play valuation discount.

AMR is an industry leader in terms of size and scale, but given the factors outlined above, and the difficult industry environment, we believe the company will find it very challenging to outperform its competitors over the long term.  We strongly urge AMR’s management to aggressively evaluate strategic alternatives to generate shareholder value.

The Opportunity

Significant opportunities for value creation at AMR exist that are both practical and actionable.  In short, FL Group believes significant value potential can be unlocked by unbundling AMR’s ancillary business units, whose revenues are currently being valued at mainline airline multiples instead of multiples that correspond with their particular business lines.  In our view, the separation of AMR’s business units, such as the AAdvantage Frequent Flyer program, is potentially more than just a zero-sum game.  Unbundling can eliminate a valuation discount, especially in complex corporate structures such as legacy carriers, and can also lead to greater management focus and improved operational performance.  In this specific case, we believe the AAdvantage Frequent Flyer program is the AMR business unit with the most value upside, although other AMR units could also unlock value.

The frequent flyer/loyalty industry is attractive due to strong profitability, stable cash flow and growth rate potential.  AAdvantage’s size and market position provides an excellent platform for future growth and industry leadership.  Our analysis suggests a value upside of over $4 billion from unbundling AAdvantage.  Given the limited financial information available to us on AAdvantage, the valuation is based on conservative assumptions taking into account available performance metrics from other frequent flyer programs.  In addition, the concept of unbundling has already been proven to generate value.  One need only examine Aeroplan, the loyalty program spun off by Air Canada’s parent ACE, to find a successful example. Since 2004, Aeroplan has grown rapidly and analysts expect the company to grow revenue by almost 100% from 2004 to 2008.  We recognize there are differences between the U.S. and Canadian airline sectors; nevertheless, we believe the case for enhanced value is clear and has already been proven.  Since its IPO in June 2005, Aeroplan’s stock performance has significantly outperformed the North American airline sector.

While we urge AMR to commit to a strategic review to monetize AAdvantage’s value for shareholders, we happen to believe that AMR should keep effective control of AAdvantage in the short-to-medium term and that an outright sale is less advantageous at the present time.  AAdvantage could instead be separately listed with a limited free float to be distributed to a mix of original and new shareholders.  This type of multi-step spin-off would provide operational benefits to AMR and allow the company to fine-tune the intra-company relationship.  Such a gradual process would also have the benefit of allowing AMR to capture the full value of AAdvantage as investors become more familiar with a pure “frequent flyer/loyalty” play.

Regardless of any difference of opinion over these mechanics, we should be able to agree that AMR’s stock is undervalued and poorly reflects the success and growth potential of AAdvantage; and that the Board, management and shareholders should look for ways to capture that hidden value.

A Call to Action

Any realistic assessment of a spin-off, as described above, must acknowledge that there are risks involved.  But leadership is about evaluating those risks and making prudent choices.  A separated AAdvantage will impact AMR’s performance; however, we believe that the ongoing partnership could be properly managed and that the net effect would substantially increase shareholder value.  As stated above our conservative analysis indicates that the unbundling of AAdvantage could lead to value creation of more than $4 billion.

We strongly encourage you to look at the opportunity to unlock shareholder value by spinning-off AAdvantage as outlined above.  At an absolute minimum, better disclosure of AAdvantage’s financial results and a robust review of strategic alternatives will help convince shareholders that you view value creation as the key objective.  We are more than prepared to assist AMR in any way to achieve that end.

We look forward to your prompt response demonstrating a serious evaluation of these matters.

Yours sincerely,

        Hannes Smárason
CEO
FL Group